                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         OPHIDIAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                          Common Stock, $.025 par value
                         (Title of Class of Securities)

                                    683725105
                                 (CUSIP Number)

                              Michael D. Rosenthal
                          SONNENSCHEIN NATH & ROSENTHAL
                                8000 Sears Tower
                             Chicago, Illinois 60606
                            Telephone: (312) 876-8000
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                February 10, 1999
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                        (Continued on following page(s))



                                Page 1 of 6 Pages
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                                  SCHEDULE 13D

CUSIP NO.  683725105                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Model
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    80,532
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    500,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    80,532
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    500,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     580,532
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.26%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 2 of 6 Pages
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Item 1.  Security and Issuer

         This Schedule 13-D relates to the class of common stock, $.025 par value (the "Common Stock"), of Ophidian Pharmaceuticals, Inc. a Wisconsin corporation (the "Issuer"), with its principal offices located at 5445 East Cheryl Parkway, Madison, Wisconsin 53711.

Item 2.  Identity and Background

         Dr. Model's principal business address is 1230 York Avenue, New York, New York 10021. Dr. Model is co-trustee (with Allen Model) and a beneficiary of the Peter Model Trust #2 ("Trust #2"). Dr. Model is also co-trustee (with Peter Goldman) of Model Charitable Lead Trust (the "Lead Trust"). Dr. Model's principal occupation is as a scientist and as a professor at Rockefeller University.

         Dr. Model has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, Dr. Model has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Dr. Model is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         On February 10, 1999:

         (i) Model acquired 75,000 shares of Common Stock;

         (ii) Trust #2 acquired 75,000 shares of Common Stock; and

         (iii) the Lead Trust acquired 150,000 shares of Common Stock.

All of these shares were purchased from Sean B. Carroll, a founder of the Company, for a purchase price of $1.75 per share.

         Dr. Model used personal funds to acquire the shares acquired by him. Trust #2 and the Lead Trust used cash in the respective trusts to acquire the shares respectively acquired by them.

Item 4.  Purpose of Transaction

         The securities listed in Item 5 are held for investment purposes. Subject to availability and price, and subject to applicable laws and regulations, Dr. Model (and/or the Trust #2 or the


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Lead Trust) may acquire additional shares of Common Stock or dispose of shares of Common Stock owned by such Reporting Person at any time or from time to time. The acquisition described in Item 3 was accomplished, in part, in order to reduce Dr. Carroll's ownership in the Company. This allowed Dr. Carroll to comply with certain limitations on Dr. Carroll's imposed by his employer, and is designed to facilitate his closer involvement in the Company's scientific affairs.

         Except as set forth in this Item 4, the Dr. Model has no other present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Dr. Model beneficially owns 580,532 shares of Common Stock, consisting of (i) 75,182 shares owned by him directly, (ii) 5,350 issuable upon the exercise of currently vested options granted to Dr. Model pursuant to the Company's 1992 Stock Option Plan (the "Options"), (iii) 134,000 shares owned by Trust #2, (iv) 15,000 shares issuable upon the exercise of warrants owned by Trust #2, (v) 321,000 shares owned by the Lead Trust and (vi) 30,000 shares issuable upon the exercise of warrants owned by the Lead Trust. Dr. Model has beneficial ownership of 6.26% of the outstanding shares of Common Stock. This amount is based upon 9,223,018 shares of Common Stock being outstanding (as reported by the Company in its Proxy Statement on Schedule 14A dated February 23, 1999) and, as required pursuant to Rule 13d-3, treats all warrants and options beneficially owned by Dr. Model which are exercisable within sixty days of the date hereof (but no other options or warrants) as having been exercised on the date hereof.

         (b) Dr. Model shares dispositive and voting power over all securities owned by Trust #2 and the Lead Trust. He has sole voting and dispositive power over all securities owned directly by him.

         (c) Except as noted in Item 3, above, Dr. Model has not acquired beneficial ownership of any additional shares of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Dr. Model serves as a director of the Company.

         Attached as Exhibit A hereto is the form of purchase agreement, including exhibits thereto, which were executed in connection with the transactions described in Item 3, above.

         The Options entitle Dr. Model to purchase 5,350 shares of Common Stock at an exercise price of $5.50 per share. The Options expire in July 2007. The warrants (the "Warrants") held by Trust #2 and the Lead Trust entitle them to purchase shares at a price of $7.32 per share




                               Page 4 of 6 Pages



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(subject to adjustment) and expire on May 7, 2003. Commencing May 7, 2000, the
Warrants are subject to redemption by the Company, in whole but not in part, at a price of $.10 per Warrant on 30 days prior written notice provided that the average closing bid price of the Common Stock on the Nasdaq Small Cap Market equals or exceeds $14.64 per share for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. The form of Warrant Certificate and the form of Warrant Agreement pursuant to which the Warrants were issued are included as Exhibits B and C hereto, respectively, and are incorporated by reference from the Company's Registration Statement on Form S-1, as amended, effective May 7, 1998, Registration No. 333-33219 (the "Registration Statement").

         Other than as described herein, Dr. Model does not have any other contract, arrangement or understanding with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits


Exhibit Number                                 Exhibit

         A.                Form of Stock Purchase Agreement.
         B. Form of Warrant Certificate, filed as Exhibit 4.2 to the Registration Statement, and incorporated herein by reference in its entirety.
         C. Form of Warrant Agreement, filed as Exhibit 4.4 to the Registration Statement, and incorporated herein by reference in its entirety.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   February 24, 1999
                                                    /s/PETER MODEL
                                                    ---------------------------
                                                    PETER MODEL





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